

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

February 15, 2012

<u>Via E-mail</u>
Mr. Herbert K. Parker
Executive Vice President and Chief Financial Officer
Harman International Industries, Incorporated
400 Atlantic Street, Suite 1500
Stamford, CT 06901

> **Re:** **Harman International Industries, Incorporated**
> **Form 10-K for the Year Ended June 30, 2011**
> **Filed August 11, 2011**
> **Form 10-Q for the Quarter Ended September 30, 2011**
> **Filed November 1, 2011**
> **File No. 001-09764**

Dear Mr. Parker:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director